Filed by Marshall & Ilsley Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
 of the Securities Exchange Act of 1934, as amended

Subject Company: Marshall & Ilsley Corporation
(Commission File No. 001-33488)

On December 22, 2010, Marshall & Ilsley Corporation posted the following to its intranet site:

MiNet Top Story

Tuesday, December 21, 2010

Mark Furlong Discusses M&I’s Merger with BMO Financial Group

Highlights of MiConnection Call

Mark Furlong, chairman and CEO of Marshall & Ilsley Corporation, hosted a MiConnection call on Monday, December 20.  During the call, he discussed M&I’s merger with BMO Financial Group.

Here are the questions and answers from the MiConnection call, adapted for publication on MiNet.

What does BMO bring to the table that makes us strong, and why now?

We’ve partnered with a large, diverse organization that has a diverse balance sheet, diverse earnings stream, and a large capital base.  As this economy eventually improves, we’ll come out of this being able to use that large capital base and be a large and more formidable competitor in the markets we’re in today – and that’s good for our customers.

What does this partnership bring to our customers?

Bank of Montreal has been around since 1817 and Harris is a very old institution as well. Both are strong and well respected. They both have a strong customer service focus, which is a lot like M&I. I think that our customers are going to view the transition as very smooth given the fact that BMO is in all the same businesses we’re in today.

What does this new partnership mean for employees?

It’s really early in the process, but I’d say the difference here is that, unlike some acquisitions, this transaction is all about growth – and growth in the U.S. for Bank of Montreal. So while I think there are certainly some duplicative operations, it’s probably too early to try to quantify that. However, we will be as transparent as possible and communicate as well as we can.

Some employees noted that Arizona and Florida weren’t mentioned in the press release. Can you share some insight on that topic?
 In Arizona and in Florida, the sunbelt markets, as well as other sunbelt markets, Harris Bank already has private banking and other services. So, I think they’re intrigued by the fact that we have a branch presence and a more broad bank presence in those markets. I wouldn’t read anything into that just yet – I would just say the evaluation process is under way and we’ll communicate the results to everyone.

What are the some of the similarities between BMO and M&I? Could you share an example with us?

Early in the process, it’s hard to know enough about their culture to be able to match up every piece of it. What we’ve observed so far is their intense focus on customers, which sounds a lot like M&I. And we also share an intense focus on employees. One of the most interesting similarities I encountered was our discussion about M&I University and the fact that they had knowledge of it. Some of the executives had actually been to it and walked through it.  They were reminded of their own facility, a big university in Canada, which is so large it has overnight accommodations. They do a lot of training there and they were attracted to the fact that we place the same kind of value on our employees, that we know the value of getting employees together, sharing best practices, and doing it in a common place.  It’s another way to say ‘this is what we’re about … employees.’ It’s hard to build a business if you don’t have the best employees. That’s one example that they value employees like M&I does, and I think we’ll see more in the future.

What does this partnership mean for our commitment to our communities?

What I have observed is that they have the same commitment to United Way, to the arts, Boys and Girls Clubs, and the broader spectrum of organizations we support in the community. They realize that banks are critical to supporting communities and various endeavors, particularly in the not-for-profit world. I think you’ll see at least as much activity at the community level as we have before. Their employee base is equally as active as ours. I think this spells out good things for the community over time.

We have a strong presence in Milwaukee and Wisconsin. What does this partnership mean to our commitment to Milwaukee?

I think we’ll continue to have a huge employee base here. I will be splitting my own time between Milwaukee and Chicago. I think that the state and the city will see a continuing strong commitment from the partnership between Harris Bank and M&I.  They understand very well how important it is to serve the customer base in Wisconsin and you can’t do that remotely; you have to do that in the customer’s location. I think this means good things for Wisconsin and for the city.

You had the opportunity to spend some time with the executive management team from BMO. What are your first impressions?

Several of us on the management team have gotten to know BMO management over the course of about ten years and have had a chance to learn a little bit about them and they’ve learned a little bit about us. And our relationship has always been warm and cordial. So, I think you’re going to find the team personable, customer-focused, and growth-focused.

The Canadian economy is much smaller than the U.S. economy, and so growing in the U.S. is a critical part of their future. Having M&I join their organization is one of the links to growth. They love the Midwest; they think Midwest is critical to their future. Yet, as I mentioned, they have private banking offices and other capability in the sunbelt markets and in other markets around the country. They evaluate where they can grow successfully and then establish a business there. That says a lot about the quality of the team we’re going to work with and the kind of business they want to operate in the future.

A lot of people are wondering about the timing of this announcement. Why didn’t we wait until after the new year?

Discussions of this nature occur on their own timeframe, and that’s what happened here. Companies don’t wait until after a holiday to wrap these things up. So it was just the natural evolution of the kind of discussion we were having.

Much of our communication lately has been about MiValue Alignment. What is the future of the MiValue Alignment initiative?

With MiValue, many employees were involved with very good work in terms of determining our strategy going forward, and I think it’s really too early to say. We will get a chance to sit down and show the team from Harris what we did, why we did it, some of the findings, and areas where we thought we could be very successful. I think this will be received well. But again, it’s too early to talk about it. In the meantime, we will forge ahead because we know that is the right business strategy to bring value to our shareholders as well as to serve our customer base.

What are you telling customers and our community partners when they ask about the announcement?

The Bank of Montreal and Harris Bank have a deep customer service focus that I think will match up well with ours. They have a large, diverse balance sheet, diverse earnings stream, and a large capital base, which are very good things to our customers. It means we’ll continue to be a strong competitor, and coming out of this economic cycle, an even stronger competitor. I think it speaks well to the opportunities available for our employees, and it speaks well even more so to the fact that our customers are going to see even more products and services – and the ability to be with our customer, as we’ve always been, through every economic cycle.

If you have questions, please contact the Human Resources Service Center at hrsc@micorp.com

ADDITIONAL INFORMATION ABOUT THE BANK OF MONTREAL/MARSHALL & ILSLEY CORPORATION TRANSACTION

Bank of Montreal and Marshall & Ilsley Corporation (“M&I”) will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by Bank of Montreal will be available free of charge by contacting Investor Relations at (414) 765-7727. Documents filed with the SEC by M&I will be available free of charge by contacting Investor Relations at (414) 765 -7727.

The directors, executive officers, and certain other members of management and employees of M&I may be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of M&I. Information about the directors and executive officers of M&I is included in the proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on March 12, 2010.  Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.